November 26, 2018

Via EDGAR

Division of Corporation Finance

Office of Natural Resources

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comstock Resources, Inc.
Registration Statement on Form S-3
Filed November 9, 2018
File No. 333-228311

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Comstock Resources, Inc. (the “Registrant”) hereby requests the acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-228311) (the “Registration Statement”), to Wednesday, November 28, 2018, at 8:00 a.m. Eastern Time, or as soon as practicable thereafter.

Please contact Jack Jacobsen of Locke Lord LLP at (214) 740-8553 with any questions you may have concerning this request.  In addition, please notify Mr. Jacobsen when this request for acceleration has been granted.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
President and Chief Financial Officer

cc:	Mr. PJ Hamidi
Jack E. Jacobsen, Esq.
Locke Lord LLP